Exhibit 99.(a)(57)

Q.	What should I do about the hostile Harmony offer for Gold Fields?

Nothing! Do not tender your Gold Fields shares or ADSs.

Q.	Why should I keep my Gold Fields shares or ADSs?

We have a consistent track record of creating shareholder value. Our strong team of internationally experienced managers has delivered a return to shareholders of 200% (in capital and dividends) since 1998 — a compound annual growth rate of 25%.

We continue to improve. Our Group operating margin for the December quarter is expected to increase from 17% to 20% — 23%, with the margin for our South African operations expected to be restored to double digits.

We are strong. We have reserves of 75.6 million ounces (an audited figure) and high quality, long life mines.

We are diversified. We have outstanding assets in South Africa, Australia and Ghana, an excellent global project pipeline, and an exciting exploration portfolio.

We have consistently delivered operationally. We expect to deliver our sixth consecutive quarter of operating profits — Harmony has lost over R1 billion in the last five quarters.

Q.	Why does Gold Fields believe I should reject the hostile Harmony offer?

Harmony significantly undervalues Gold Fields. Harmony offers only its over-valued shares, no cash and too low a premium.

Harmony is financially stretched. It has suffered 5 consecutive loss-making quarters, is burning through cash, has high debt and debt service payments, with a further debt repayment of nearly R500 million due in January 2005.

Harmony’s assets are of inferior quality to Gold Fields’. Many of their mines are at the end of their profitable lives: a number are loss making.

Harmony’s management is failing to deliver profits to its shareholders, lacks depth and has no track record of success outside South Africa.

Harmony has not provided adequate financial information to shareholders. The reserve information it has provided is unaudited and questionable. Harmony has said that it will not provide an audited reserve statement until December.

REJECT THE HARMONY OFFER. DO NOT TENDER YOUR SHARES.

For more information: Hotline — SA 0800 202 361 Website — www.goldfields.co.za

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement of Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website. The directors of Gold Fields accept responsibility for the information contained in this advertisement. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this advertisement is in accordance with the facts and does not omit anything likely to affect the import of such information. This document may not be sent, released, delivered or transmitted in, into or from Australia, Canada or Japan or any other jurisdiction where it would be unlawful to do so. This advertisement contains forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements are subject to a number of risks and uncertainties and the events discussed herein may not occur.